EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended		Years Ended November 30,

	February 28,	February 29,
	2005	2004	2004	2003	2002	2001	2000

Earnings from continuing operations:
Pre-tax earnings from continuing operations	$310,371	223,698	1,519,067	1,207,054	875,709	679,423	375,635

Adjustment to pre-tax earnings from continuing operations:
Fixed charges	47,702	38,423	173,419	161,165	157,552	156,885	142,654
Interest capitalized	(36,712)	(31,417)	(137,574)	(129,517)	(126,762)	(127,544)	(117,444)
Adjustment for undistributed earnings and losses of unconsolidated 50% or less owned entities	1,631	4,809	(205)	4,670	1,107	1,423	6,928
Previously capitalized interest amortized	31,052	25,363	134,193	141,347	145,567	119,503	98,601

“Earnings”	$354,044	260,876	1,688,900	1,384,719	1,053,173	829,690	506,374

Fixed Charges:
Interest incurred	$39,204	32,284	145,189	140,114	139,223	142,772	130,458
Interest component of rent expense	8,498	6,139	28,230	21,051	18,329	14,113	12,196

“Fixed Charges”	$47,702	38,423	173,419	161,165	157,552	156,885	142,654

Ratio of Earnings to Fixed Charges	7.4	6.8	9.7	8.6	6.7	5.3	3.5